Exhibit 99.1

TeliaSonera Appoints New Head of Human Resources

    STOCKHOLM, Sweden--(BUSINESS WIRE)--Nov. 5, 2007--Regulatory News:

    TeliaSonera (Nasdaq:TLSN) (STO:TLSN) (HEX:TLS1V) (LSE:TEE) has appointed Karin Eliasson to new Head of Human Resources. Karin Eliasson has the same role today within the SCA group. She will join TeliaSonera on January 15, 2008.

    "The Human Resources function has a key role in the development of TeliaSonera and Karin Eliasson has the necessary experience for this job from her previous positions", says Lars Nyberg, President and CEO of TeliaSonera. "I am very happy we were able to convince her to join our company."

    Karin Eliasson's previous experiences include working as HR Director for Stora Enso and as CEO for Novare, a company within the Investor Group.

    Rune Nyberg will retire on January 14, 2008 after 5 years as Head of Human Resources for TeliaSonera.

    Forward-Looking Statements

    Statements made in the press release relating to future status or circumstances, including future performance and other trend projections are forward-looking statements. By their nature, forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. There can be no assurance that actual results will not differ materially from those expressed or implied by these forward-looking statements due to many factors, many of which are outside the control of TeliaSonera.

    TeliaSonera is the leading telecommunications company in the Nordic and Baltic region, with strong positions within mobile communications in Eurasia, Turkey and Russia. At the end of 2006, TeliaSonera launched mobile services in Spain. We provide reliable, innovative and easy-to-use services for transferring and packaging voice, images, data, information, transactions and entertainment. In 2006, TeliaSonera's net sales amounted to SEK 91 billion, and at the end of March 2007 the total number of customers exceeded 100 million in 15 countries. The TeliaSonera share is listed on the Stockholm Stock Exchange and the Helsinki Stock Exchange, and the company is included in the Dow Jones Sustainability Index. Simplicity and service are important tools for us in creating profitable growth and value for our customers and shareholders. Read more at www.teliasonera.com.

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    CONTACT: TeliaSonera
             Karin Moberg, Head of Group Communications
             Tel. +46-(0)8-504 542 33
             or
             TeliaSonera's Press office, +46-(0)8-713 58 30